                                                              EXHIBIT 1.A.(5)(b)

                         GUARANTEED DEATH BENEFIT RIDER


We, National Life Insurance Company, guarantee that the policy will not lapse if and as long as the Conditions of this Rider are met. This no-lapse guarantee ensures that a Death Benefit will be payable under this policy for as long as this rider remains in force.

The date of issue of this rider is the policy Date of Issue.

MONTHLY GUARANTEE PREMIUM. The Monthly Guarantee Premium specific to this rider is stated in the Data Section. It is subject to change upon increases or decreases in Face Amount, and upon changes in the Death Benefit Option of this policy.

CONDITIONS OF THIS RIDER. To keep this rider in force, cumulative premiums paid in excess of withdrawals and debt, accumulated to each Monthly Policy Date at an annualized interest rate of 4% per year, must on each Monthly Policy Date equal at least the sum of all unique Monthly Guarantee Premiums in effect since the Date of Issue of the policy times the number of Monthly Policy Dates that elapsed while each Minimum Monthly Premium was in effect, minus the Monthly Guarantee Premium due on that given Monthly Policy Date. Compliance with this condition will be determined on every Monthly Policy Date.

IMPACT OF WITHDRAWALS AND POLICY LOANS. Withdrawals and Policy Loans taken against this policy will impact the calculation described in Conditions of this Rider. If a Withdrawal made or Policy Loan taken against this policy leaves the policy out of compliance with the Conditions of this Rider, a Notice of Pending Termination of this Rider will be sent to the Owner.

COST OF THIS RIDER. The monthly cost of this rider is shown in the Data Section. It shall be based on the Face Amount of the policy. If, while this rider is in force, any increase or decrease in the Face Amount of the policy is made, the monthly cost of this rider will similarly increase or decrease. The monthly cost of this rider shall be deducted from the Accumulated Value of the policy in the same manner as is the Monthly Deduction.

SUSPENSION OF MONTHLY DEDUCTIONS. If, while this rider is in force, the Accumulated Value of the Policy is not sufficient to cover the Monthly Deductions and the monthly costs of any riders on the policy, Monthly Deductions and the monthly costs of any riders on the policy will be deducted from the Accumulated Value until the Accumulated Value is exhausted, and will thereafter be deferred until such time as the policy has positive Accumulated Value. Upon the death of the Insured, we will waive that portion of any Monthly Deductions and monthly costs of any rider on the policy then in arrears.

INCONTESTABILITY. After this rider has been in force during the life of the Insured for two years from its date of issue, we will not contest it.

CONSIDERATION. This rider is issued in consideration of the application for the rider and the monthly cost of the rider. The rider and a copy of the application for the rider shall become part of the policy on the date of issue of the rider.

NOTICE OF PENDING TERMINATION OF THIS RIDER. If on any Monthly Policy Date the Conditions of this Rider are not met, the Owner will be sent notice that unless the premium described below is paid during the first 61 days measured from the date we mail such notice, this rider will terminate.

The premium needed to keep this rider in force beyond the 61st day measured from the date we will mail a notice of pending termination of this rider is the following:

1. the sum of all unique Minimum Guarantee Premiums in effect since the Date of Issue of this policy times the number of Monthly Policy Dates that elapsed while each Minimum Monthly Premium was in effect; plus

2.   two times the Minimum Monthly Premium then in effect; plus

3. all withdrawals made from this policy, accumulated at an annualized interest rate of 4%; plus

4. all debt to us on the policy, accumulated at an annualized interest rate of 4%; minus

5. all premiums paid on the policy since its Date of Issue, accumulated at an annualized interest rate of 4%.

TERMINATION OF THIS RIDER. This rider shall terminate on the earliest of:

1.   the later of the younger of the Insured's Attained Age 100; or

2. the end of the 61st day following our sending a notice of pending termination of this rider, if prior to that time the premium described in Notice of Pending Termination of this Rider is not paid; or

3. the date the policy terminates. If the policy is reinstated, this rider will not be reinstated; or

4. any Monthly Policy Date requested, If before that date we receive at our Home Office written request for termination of this rider.

When this rider terminates:

1.   all rights under this rider shall cease; and

2.   there shall be no further monthly costs for this rider; and

3.   the policy shall be considered separate and complete without this rider.

If this rider terminates while the Cash Surrender Value of the policy is zero, the policy will immediately enter a Grace Period.


Signed for NATIONAL LIFE INSURANCE COMPANY at Montpelier, Vermont, as of the date of issue of this rider, by

                                           Chairman of the Board
                                                   and
                                           Chief Executive Officer